UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

American Land Lease, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

027118108

(CUSIP Number)

Pamela J. Jones

The Considine Companies

4582 South Ulster Street, #405

Denver, CO 80237

(303) 640-3309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Michael V. Gisser, Esq.

Jonathan L. Friedman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, CA

(213) 687-5000

March 16, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

CUSIP No.: 027118108

1.	Name of reporting persons: Terry Considine
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[1]
3.	SEC use only
4.	Source of Funds PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States Citizen

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0
8. Shared voting power: 0
9. Sole dispositive power: 0
10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 0
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 0%
14.	Type of reporting person: IN

[1]

The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3) (“Section 13(d)(3)”) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No.: 027118108

1.	Name of reporting persons: Titahotwo Limited Partnership, RLLLP (“Titahotwo”)
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[2]
3.	SEC use only
4.	Source of Funds BK, PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Colorado

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0
8. Shared voting power: 0
9. Sole dispositive power: 0
10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 0
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 0%
14.	Type of reporting person: PN

[2]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).

CUSIP No.: 027118108

1.	Name of reporting persons: Considine Family Foundation (“CFF”)
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[3]
3.	SEC use only
4.	Source of Funds PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Colorado

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0
8. Shared voting power: 0
9. Sole dispositive power: 0
10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 0
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 0%
14.	Type of reporting person: OO

[3]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).

CUSIP No.: 027118108

1.	Name of reporting persons: Titaho Limited Partnership, RLLLP (“Titaho”)
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[4]
3.	SEC use only
4.	Source of Funds PF
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Colorado

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0
8. Shared voting power: 0
9. Sole dispositive power: 0
10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 0
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 0%
14.	Type of reporting person: PN

[4]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).

(Cont’d)

CUSIP No.: 027118108

1.	Name of reporting persons: Terry Considine 1998 April Trust (the “Trust”)
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[5]
3.	SEC use only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Colorado

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0
8. Shared voting power: 0
9. Sole dispositive power: 0
10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 0
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 0%
14.	Type of reporting person: OO

[5]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).

(Cont’d from previous page)

CUSIP No.: 027118108

1.	Name of reporting persons: Timothy M. Considine
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[6]
3.	SEC use only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States citizen

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0
8. Shared voting power: 0
9. Sole dispositive power: 0
10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 0
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 0%
14.	Type of reporting person: IN

[6]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 6 (“Amendment No. 6”) amends the Schedule 13D of Terry Considine, Titahotwo Limited Partnership, RLLLP (“Titahotwo”), the Considine Family Foundation (“CFF”), Titaho Limited Partnership, RLLLP (“Titaho”), the Terry Considine 1998 April Trust (the “Trust”) and Timothy M. Considine (collectively with Terry Considine, Titahotwo, CFF, Titaho and the Trust, the “Reporting Persons”), filed December 6, 2004, as amended and restated by the Amendment No. 1 to Schedule 13D filed November 17, 2005, the Amendment No. 2 to Schedule 13D filed February 12, 2008, the Amendment No. 3 to Schedule 13D filed April 25, 2008, the Amendment No. 4 to Schedule 13D filed December 12, 2008, and the Amendment No. 5 to Schedule 13D filed February 24, 2009 (collectively, the “Statement”). Except as specifically amended by this Amendment No. 6, the Statement remains in full force and effect. Capitalized terms used and not otherwise defined in this Amendment No. 6 shall have the meanings given to them in the Statement.

The following items of the Statement are hereby amended as follows:

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

On March 16, 2009, the Merger was consummated and all options to acquire Common Stock issued pursuant to the Company’s 1998 Stock Incentive Plan and 2008 Stock Award and Incentive Plan (the “Company Stock Options”) were cancelled in accordance with the Merger Agreement. As such, on March 16, 2009, all of the Company Stock Options held by the Reporting Persons were cancelled and each Reporting Person received a cash payment of $0.001 per share in respect of each Company Stock Option held by such Reporting Person.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of this Statement.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of such agreement. The Merger Agreement is filed as Exhibit 2, and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Terry Considine	0	0	0	0%
Titahotwo	0	0	0	0%
Titaho	0	0	0	0%
CFF	0	0	0	0%
Trust	0	0	0	0%
Timothy M. Considine	0	0	0	0%

(c) On March 16, 2009, pursuant to the Merger, Purchaser accepted for payment: (i) 461,293 shares of Common Stock subject to Company Stock Options owned by Terry Considine, (ii) 12,346 shares of Common Stock subject to Company Stock Options owned by Titaho, (iii) 12,346 shares of Common Stock subject to Company Stock Options owned by the Trust, and (iv) 12,346 shares of Common Stock subject to Company Stock Options owned by Timothy M. Considine, in each case at $0.001 per share in respect of each share of Common Stock subject to Company Stock Options.

(d) Not applicable.

(e) On March 16, 2009, Terry Considine ceased to be the beneficial owner of more than five percent of the Issuer’s securities.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit
1	Joint Filing Agreement dated November 10, 2004.*

2	Agreement and Plan of Merger, dated as of December 9, 2008, by and among GCP REIT II, GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and Asset Investors Operating Partnership, L.P.*

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2009	/s/ Terry Considine
Terry Considine

Dated: March 16, 2009	Titahotwo Limited Partnership, RLLLP

	By:	/s/ Terry Considine
	Name:	Terry Considine
	Title:	General Partner

Dated: March 16, 2009	Considine Family Foundation

	By:	/s/ Elizabeth C. Considine
	Name:	Elizabeth C. Considine
	Title:	President

Dated: March 16, 2009	Titaho Limited Partnership, RLLLP

	By:	/s/ Timothy M. Considine
	Name:	Timothy M. Considine
	Title:	Trustee for the general partner, Terry Considine 1998 April Trust

Dated: March 16, 2009	Terry Considine 1998 April Trust

	By:	/s/ Timothy M. Considine
	Name:	Timothy M. Considine
	Title:	Trustee

Dated: March 16, 2009	/s/ Timothy M. Considine
	Name:	Timothy M. Considine